SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FERROVIAL/BAA HIKES STANSTED FEES BY 6% FROM APRIL 2013 IN A PARTING GIFT TO MANCHESTER AIRPORT GROUP & A PARTING SLAP TO STANSTED'S AIRLINES & PASSENGERS

RYANAIR TO CUT ITS STANSTED TRAFFIC BY 9% IN RESPONSE TO THESE UNJUSTIFIED & INFLATION-BUSTING INCREASES

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (28 Feb) announced that it will cut its London Stansted traffic by 9% over the coming year (from 12.5m to 11.4m) after the Ferrovial/BAA Stansted monopoly announced a further unjustified increase of Stansted's already high charges of 6% from April 2013, despite the fact that Ferrovial/BAA has sold Stansted to Manchester Airport Group (MAG) who will take over the airport sometime before the end of March.

Ryanair has called on Stansted's regulator, the CAA, to investigate whether this unjustified and unwarranted 6% price hike was a "sweetener" by Ferrovial/BAA's sale of Stansted, which raised £1.5bn in proceeds for Ferrovial, despite the fact that Stansted's traffic has declined from 24m p.a. to 17.5m p.a. over the last 6 years.

Ryanair, which had planned to grow its Stansted traffic by 5% from April 2013, will now cut frequencies on 43 of its routes and reduce its weekly operations by over 170 flights, with the loss of 1.1m passengers (-9%) and over 1,100* jobs at Stansted,  in direct response to this unwarranted and unjustified 6% price hike.  Ryanair called on the CAA regulator to explain why Ferrovial/BAA is allowed to hike charges by 6% when UK inflation is less than 3% and Stansted's traffic continues to decline.

Ryanair also called on Ferrovial/BAA to reverse this unjustified and unwarranted price increase before the sale to MAG is concluded and further called on MAG to confirm that it will not permit any further price increases at Stansted unless, or until, the traffic declines of the past 6 years (during which the Ferrovial/BAA monopoly has doubled Stansted's fees) are reversed.

Ryanair's Robin Kiely said,

    "It's bad enough that Ferrovial/BAA has doubled prices over the past 6 years and presided over record traffic falls at Stansted, but it appears that the CAA now rewards this commercial failure by allowing Ferrovial/BAA to again raise fees in 2013 to compensate for its traffic declines in 2012.

    Given that Ferrovial/BAA has now agreed to sell the airport to MAG, it is impossible to understand why the BAA monopoly is again raising Stansted's prices from April 2013 when it clearly won't be running the airport from that date.  Ryanair and other Stansted airlines now must ask was this surprise price increase part of a "sweetener" package to persuade MAG to pay £1.5bn for Stansted?  Are passengers and airlines at Stansted again being hit in order to boost the sales proceeds for the Spanish giant, Ferrovial, from the sale of BAA Stansted?

    As the London Times has previously commented, the appropriate response to a traffic decline would be to lower prices and grow volumes.  Instead the Ferrovial/BAA monopoly, as it runs down the runway trousering
    £1.5bn from the sale of Stansted, is imposing a further, unjustified 6% price increase one month in advance of MAG's takeover of Stansted.  There's something very smelly about the timing and the scale of this price increase, which is more than double the rate of UK inflation.

    Ryanair believes that this price increase, which will clearly be of no benefit to Ferrovial/BAA, was part of a "sweetener" to MAG in order to boost the sale price of Stansted Airport.  The CAA must now investigate the reasons for this price increase and take action to protect Stansted users from this latest example of price gouging from Ferrovial/BAA. "
* ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:
        Robin Kiely                               Joe Carmody
                                    Ryanair Ltd                               Edelman Ireland
                                    Tel: +353-1-8121212              Tel: +353-1-6789333
                                    press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 February, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary